EXHIBIT 13.3

Summarized Quarterly Financial Information

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2005	First Quarter	Second Quarter	Third Quarter
Total interest income	$3,305,715	$3,271,283	$3,246,463
Total interest expense	987,271	1,009,855	1,008,387
Net interest income	2,318,444	2,261,428	2,238,076
Provision for loan losses	90,000	90,000	—
Investment securities gain	77,856	2,390	38,309
Total other income	295,072	303,896	336,568
Total other expenses	1,930,503	1,857,371	1,823,928
Income before income taxes	670,869	620,343	789,025
Net income	545,728	510,783	613,555
Net income per share	0.36	0.33	0.40

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,312,275	$3,264,003	$3,428,544	$3,401,297
Total interest expense	1,065,824	1,039,123	1,048,859	1,040,783
Net interest income	2,246,451	2,224,880	2,379,685	2,360,514
Provision for loan losses	30,000	90,000	90,000	90,000
Investment securities gain (loss)	(2,501)	6,427	(880)	1,719
Total other income	289,355	301,170	336,408	351,918
Total other expenses	1,624,134	1,628,201	1,707,810	1,786,662
Income before income taxes	879,171	814,276	917,403	837,489
Net income	658,740	625,579	707,973	645,033
Net income per share	0.43	0.41	0.46	0.43

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,396,307	$3,331,171	$3,312,373	$3,278,963
Total interest expense	1,204,535	1,170,228	1,126,618	1,101,601
Net interest income	2,191,772	2,160,943	2,185,755	2,177,362
Provision for loan losses	90,000	75,000	45,000	225,000
Investment securities gain	—	105,200	8	108,510
Total other income	265,118	264,732	311,285	291,259
Total other expenses	1,549,416	1,531,582	1,659,473	1,601,272
Income before income taxes	817,474	924,293	792,575	750,859
Net income	619,471	690,729	608,923	599,118
Net income per share	0.40	0.45	0.40	0.39